UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 6, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice is hereby provided that the required Form 3F under CONSOB Regulation no. 11971/1999 was filed by Luxottica Group S.p.A. to disclose the transactions set forth below which were executed during the month of March 2016 in order to enhance the market liquidity of Luxottica Group’s ordinary shares. These transactions were carried out on the Mercato Telematico Azionario (MTA), organized and managed by Borsa Italiana S.p.A. in compliance with CONSOB’s market practices permitted under resolution no. 16839 adopted on March 19, 2009 regarding activity to support market liquidity.

The Form in Italian is available on the Company’s website (www.luxottica.com) under the Company/Investors/Shareholding/Liquidity-Enhancement section and on the authorized central storage platform eMarket Storage at www.emarketstorage.com.

Trade date	Market	Type of Transaction (Purchase/Sale)	Luxottica Group Shares Quantity	Currency	Average Price	Number of trades
March 1, 2016	MTA	Purchase	9,500	Euro	52.66	20
March 1, 2016	MTA	Sale	24,700	Euro	53.21	78
March 2, 2016	MTA	Purchase	35,707	Euro	51.29	81
March 2, 2016	MTA	Sale	10,450	Euro	52.01	14
March 3, 2016	MTA	Purchase	45,600	Euro	49.68	107
March 4, 2016	MTA	Purchase	19,950	Euro	48.59	48
March 4, 2016	MTA	Sale	20,550	Euro	49.56	53
March 7, 2016	MTA	Purchase	30,400	Euro	48.52	57
March 7, 2016	MTA	Sale	29,450	Euro	48.85	54
March 8, 2016	MTA	Purchase	950	Euro	48.74	1
March 8, 2016	MTA	Sale	39,212	Euro	49.85	76
March 9, 2016	MTA	Sale	24,700	Euro	51.02	48
March 10, 2016	MTA	Purchase	40,850	Euro	50.86	101
March 10, 2016	MTA	Sale	24,700	Euro	51.51	47
March 11, 2016	MTA	Sale	17,052	Euro	51.12	35
March 14, 2016	MTA	Purchase	10,687	Euro	50.59	24
March 14, 2016	MTA	Sale	5,700	Euro	51.03	9
March 15, 2016	MTA	Purchase	24,463	Euro	50.12	57
March 16, 2016	MTA	Purchase	24,889	Euro	49.12	63
March 17, 2016	MTA	Purchase	20,711	Euro	48.62	42
March 17, 2016	MTA	Sale	5,700	Euro	49.29	10
March 18, 2016	MTA	Purchase	7,600	Euro	48.58	13
March 18, 2016	MTA	Sale	30,400	Euro	48.81	46
March 21, 2016	MTA	Purchase	24,700	Euro	48.57	41
March 21, 2016	MTA	Sale	19,070	Euro	48.99	46
March 22, 2016	MTA	Purchase	26,979	Euro	48.15	105
March 22, 2016	MTA	Sale	25,824	Euro	48.58	41
March 23, 2016	MTA	Sale	27,200	Euro	49.58	52
March 24, 2016	MTA	Purchase	32,300	Euro	48.98	60
March 24, 2016	MTA	Sale	950	Euro	49.50	2
March 29, 2016	MTA	Purchase	30,400	Euro	48.91	71
March 29, 2016	MTA	Sale	23,750	Euro	49.32	54
March 30, 2016	MTA	Sale	31,500	Euro	49.80	76
March 31, 2016	MTA	Purchase	47,500	Euro	48.93	104

March 2016 Summary

Purchase/Sale	Luxottica Group Shares Total Quantity	Total Number of Transactions
Purchases	433,186	995

Sales	360,908	741

-END-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: April 6, 2016		MICHAEL A. BOXER
Group General Counsel